Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provides information which our management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. The discussion should be read together with our consolidated financial statements and the related notes thereto included in our Annual Report on Form 20-F filed on April 29, 2025 with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 (“Annual Report”), our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2025 accompanying this Report on Form 6-K (“Interim Report”) and our other filings with the SEC (collectively, the Public Filings”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. You should also review the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Public Filings for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion. The Company’s historical results are not necessarily indicative of the results that may be expected for any period in the future.

Under Cayman law, we prepare financial statements on a semi-annual and an annual basis, and we are not required to prepare or file quarterly financial information. We currently intend to publish our results on a semi-annual and an annual basis, assuming we are subject to the reporting requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and qualify as a “foreign private issuer” at the time of publication. We intend to continue to publicly (1) file our audited annual financial statements on Form 20-F with the SEC and (2) furnish semi-annual financial statements on Form 6-K to the SEC.

Our Management’s Discussion and Analysis of Financial Condition and Results of Operations generally discusses results for the six-month period ended June 30, 2025 and 2024.

All references to “we,” “us,” our,” “Marti,” and the “Company” refer to Marti Technologies, Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands, and its subsidiaries.

Operating Results

Overview

Marti offers tech-enabled urban transportation services to riders across Türkiye through two service offerings in the country’s major metropolitan areas: ride-hailing and two-wheeled electric vehicles. Our ride-hailing service matches riders with car, motorcycle, and taxi drivers. Our two-wheeled electric service offers shared mobility through a Company-owned and operated fleet of e-mopeds, e-bikes and e-scooters, with each transportation modality serving different distances, comfort levels, and price points.

Change in Segment Reporting

The Company operates and reports as a single operating and reportable segment.

Effective October 1, 2024, the Company launched a unified subscription-based platform that provides customers access to both its ride-hailing and two-wheeled electric vehicle services through a single application. As a result of this strategic integration and a corresponding change in how the Chief Operating Decision Maker (CODM), Oğuz Alper Öktem who is also the CEO of the Company, evaluates performance and allocates resources, the Company determined that its operations are more appropriately presented as a single operating and reportable segment.

The segment realignment reflects changes in the Company’s internal organization and reporting structure. Starting October 2024, the CODM reviews financial performance on a consolidated basis, without distinguishing between the previously separate business lines. This updated reporting structure aligns with how the Company manages its business and strategic objectives.

The Company’s operations and activities are all located in Türkiye.

Comparative information for prior periods has been recast to reflect this change in segment reporting. See Note 3.2 to the unaudited interim condensed consolidated financial statements for more information.

Key Factors Affecting Operating Results

We believe our performance and future success depend on several factors, including those specific to each of our service categories—ride-hailing services and two-wheeled electric vehicle services—as well as broader market, regulatory, and macroeconomic conditions. These factors present significant opportunities for us, impact our growth trajectory, profitability, and operational performance, but also pose risks and challenges, including those discussed below, under Item 3.D. “Key Information—Risk Factors” in our Annual Report, and in any of our subsequent filings with the SEC.

Driver network, fleet expansion, and vehicle supply

For our ride-hailing service, growth depends on our ability to attract, retain, and manage a sufficient number of qualified drivers. Regulatory developments, increased competition for drivers, or unfavorable changes in driver economics—such as fuel prices, insurance costs, or earnings per ride—could materially affect our driver supply and ride availability. To mitigate these risks, we focus on driver engagement, operational support, pricing of driver subscription packages, and the optimization of driver incentives.

For our two-wheeled electric vehicle services, we work with a limited number of domestic and international suppliers to procure, assemble, and manufacture shared vehicles and required spare parts. Any disruptions in the global or local supply chains, including changes in international trade policies, geopolitical tensions, transportation costs, or availability of raw materials, may adversely impact our ability to expand and maintain our fleet. We continue to diversify our network of suppliers, increase localized sourcing with increasing scale and diversify our methods of assembly and manufacturing to mitigate the effects of these factors.

Seasonality of the business

We experience seasonality in differing levels across different services and different operating regions. Typically, the second and third quarters of our fiscal year experience increased usage due to favorable weather conditions in the markets in which we operate. Unexpected weather events, including those driven by climate change or other factors can have a material impact on our business.

Seasonality affects each of our services differently. Ride-hailing services experience varying levels of seasonality depending on the type of vehicle used. Car-hailing and taxi-hailing services maintain relatively stable demand throughout the year. By contrast, motorcycle-hailing is more susceptible to fluctuations in demand due to cold and extreme weather conditions and the open-air nature of the service. Demand for motorcycle-hailing services tends to decline in winter months and during periods of heavy rain or adverse weather, whereas car-hailing and taxi-hailing services demonstrate greater resilience, as users continue to require transportation regardless of external conditions.

Two-wheeled electric vehicle operations are more sensitive to seasonal and weather conditions, with higher demand during warmer months and a decline in demand during colder or extreme weather conditions.

We continue to diversify our service offerings and expand our geographical footprint to mitigate the adverse effects of seasonality. In addition, we strategically rebalance the deployment of our vehicles before and after major adverse weather warnings issued by local authorities. For example, we limit our operations in certain regions to specific times of the year to maximize the usage of our vehicles in areas with more favorable weather conditions during those periods.

Market perception and customer adoption

The adoption and growth of both our ride-hailing and two-wheeled electric vehicle services are highly dependent on consumer perception.

For ride-hailing service, customer trust in service reliability, affordability, and driver professionalism is critical to our retention and growth. Negative press coverage, safety incidents, or unfavorable user experiences could adversely affect our brand and market position. We continue to focus on user experience, rider and driver safety, and community engagement to foster long-term brand loyalty.

For two-wheeled electric vehicle service, concerns around safety, usability, and public space usage can affect acceptance and utilization rates. We are committed to ongoing safety initiatives, including rider education, vehicle maintenance standards, and data-driven improvements to our fleet and operational practices. While some cities adopt two-wheeled electric vehicles easily, others may be unsuitable for or slow to adopt an increase in alternatives such as e-scooters, e-mopeds, and e-bikes. Any negative perception about the safety of our two-wheeled electric vehicles may result in significant decline in current addressable market size or potential market expansion opportunities. We continue to educate our riders and the public regarding the measures taken and steps to ensure rider and pedestrian safety.

Regulatory framework and government relations

Urban mobility and transportation is a regulated market in Türkiye, and local laws and practices continue to evolve and change as new mobility solutions emerge. Our two-wheeled electric vehicle service subject to a multi-tiered licensing process. We are required to procure a national license from the Ministry of Transportation, followed by city level licenses in each city in which we operate or propose to operate, followed by the payment of a per-vehicle daily occupancy fee to each district in which we operate. This multi-tiered licensing process requires us to employ extensive teams to properly navigate all regulatory requirements. Therefore, our relationships with local authorities matter greatly. Any disturbance in the regulatory environment could have an adverse impact on our ability to penetrate new markets and continue to effectively operate in our existing markets. We actively collaborate with our regulators at the national, city and district level to ensure the urban mobility needs of our customers are fulfilled and compliant with applicable laws.

Competition

We operate in a highly competitive and rapidly evolving industry. Our ride-hailing services compete with domestic taxi networks, other digital car-hailing and taxi-hailing platforms, and alternative modes of urban transport such as public transit, car-sharing, and private vehicle ownership. Our two-wheeled electric vehicle services face direct competition from other micromobility platforms offering e-scooters, e-bikes, and e-mopeds.

Marti is the number one urban mobility app in Türkiye across iOS and Android, as measured by the total number of downloads among all apps in the urban mobility and ride-hailing and sharing, taxi-hailing and sharing category of both stores which serve within city rather than between city transportation. However, the size of the broader shared mobility market in Türkiye may attract additional local and international companies, both within cities and between city transportation, and some of which may have greater brand awareness and/or financial resources than we do, to enter the space. For more information, see “Item 4. Information on the Company—Business Overview—Competition.” in our Annual Report.

Macroeconomic and geopolitical factors

Our operating results are also sensitive to macroeconomic and geopolitical factors, including inflation, currency fluctuations, interest rates, labor market dynamics, and consumer spending patterns. These conditions can influence both the supply and demand sides of our business—impacting vehicle costs, maintenance expenses, rider demand, and driver retention. Additionally, economic or political instability in Türkiye or globally could result in lower discretionary travel, supply chain interruptions, or changes in investor sentiment. We remain vigilant in monitoring macroeconomic conditions and proactively adjusting our business model to preserve financial resilience and operational continuity.

Components of Results of Operations

Revenue

Our ride-hailing service revenue is generated by driver subscription packages and our two-wheeled electric vehicles revenue is primarily generated from the fees paid by our customers to rent our vehicles less promotions, discounts, and refunds. Beginning in October 2024, we began generating revenue from our ride-hailing service.

We also generate two-wheeled electric vehicles revenue from reservations, where we charge a minute-based fee for reserving a vehicle until start of the ride, and subscription package offerings. For the six months ended June 30, 2025 and 2024, reservation revenues constituted less than 1.0% of our total revenues.

Cost of Revenues

Cost of revenues primarily consists of depreciation and amortization expense, salaries of operational and logistics staff, rental vehicles’ maintenance and repair expense, operating lease expense, and data cost expense.

Gross Profit

Gross profit represents revenues less cost of revenue.

General and Administrative

General and administrative expenses represent costs incurred by us for executive and management overhead and administrative and back-office support functions. These costs primarily consist of salaries, benefits, travel, bonuses, and share-based compensation, consulting, communication, network and cloud, email, and IT services expenses, professional service providers, off-site storage and logistics, certain insurance coverage, and an allocation of office rent and utilities related to our general and administrative divisions. General and administrative costs are expensed as incurred.

Selling and Marketing

Selling and marketing expenses primarily consist of advertising expenses and services marketing costs. Selling and marketing costs are recognized as they are incurred.

Other Income (Expense), Net

Other income (expense), net primarily consists of provisional expenses and other non-operational income.

Financial Income (Expense), Net

Financial income (expense), net primarily consists of interest expense on financial liabilities and foreign exchange gains and losses.

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred income tax assets and liabilities are recorded based on the estimated future tax effects of differences between the financial statement and income tax basis of existing assets and liabilities. These differences are measured using the enacted statutory tax rates that are expected to apply to taxable income for the years in which differences are expected to reverse. We recognize the effect on deferred income taxes of a change in tax rates in the period that includes the enactment date.

We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized. Management considers all available evidence, both positive and negative, including historical levels of income, expectations, and risks associated with estimates of future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance.

Under the provisions of ASC 740-10, Income Taxes, we evaluate uncertain tax positions by reviewing against applicable tax law for all positions taken by us with respect to tax years for which the statute of limitations is still open. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits. We recognize interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying unaudited condensed consolidated statement of operations and comprehensive loss.

Operating Results

The following table sets forth our results of operations for the periods presented. The period-to-period comparisons of financial results is not necessarily indicative of future results.

	Six Months Ended June 30,		Period-over-Period Change Six Months Ended June 30, 2025 to 2024
(in thousands)	2025	2024	Change ($)	Change (%)
Revenue	$14,326	$8,409	$5,918	70.4%
Cost of revenues	$(7,368)	$(9,886)	$2,519	(25.5)%
Gross profit/(loss)	$6,959	$(1,478)	$8,437	(570.9)%
Research and development expenses	$(1,111)	$(611)	$(500)	81.8%
General and administrative expenses(1)	$(12,184)	$(9,053)	$(3,131)	34.6%
Selling and marketing expenses	$(3,067)	$(6,462)	$3,395	(52.5)%
Other income	$205	$984	$(779)	(79.2)%
Other expenses	$(3,339)	$(1,599)	$(1,740)	108.9%
Loss from operations	$(12,538)	$(18,219)	$5,681	(31.2)%
Financial income	$233	$559	$(326)	(58.3)%
Financial expense	$(6,973)	$(4,209)	$(2,764)	65.7%
Loss before taxes	$(19,279)	$(21,869)	$2,590	(11.8)%
Income tax expense	$--	$--	$--	--
Net loss	$(19,279)	$(21,869)	$2,590	(11.8)%

(1)	1H 2025 general and administrative expenses include share-based compensation expense of $(4.7) million. In the absence of share-based compensation expense, 1H 2025 general and administrative expenses were $(7.5) million.

Six Months Ended June 30, 2025 Compared to Six Months Ended June 30, 2024

Revenue

Our revenue increased by $5.9 million, or 70.4%, from $8.4 million during the six months ended June 30, 2024 to $14.3 million during the six months ended June 30, 2025, primarily attributable to the monetization of our ride-hailing service, which began in October 2024.

Total rides including ride-hailing and two-wheeled electric vehicle services, increased by 5.59 million, or 40.9%, from 13.65 million during the six months ended June 30, 2024 to 19.23 million during the six months ended June 30, 2025, primarily attributable to the growth of ride-hailing rides.

Total unique riders including ride-hailing and two-wheeled electric vehicle services, increased by 0.30 million, or 21.3%, from 1.39 million during the six months ended June 30, 2024 to 1.69 million during the six months ended June 30, 2025, primarily attributable to the growth of ride-hailing riders.

Rides per unique rider increased by 1.6, or 16.2%, from 9.8 during the six months ended June 30, 2024 to 11.4 during the six months ended June 30, 2025, as a result of increased availability and rider awareness of service offerings across cities driving higher utilization.

We outperformed our quarterly operational targets for unique ride-hailing riders and registered ride-hailing drivers throughout the first half of 2025. The number of ride-hailing riders increased by 1.18 million, or 107.2%, from 1.10 million during the six months ended June 30, 2024 to 2.28 million during the six months ended June 30, 2025. The number of registered drivers increased by 157 thousand, or 91.9%, from 171 thousand during the six months ended June 30, 2024 to 327 thousand during the six months ended June 30, 2025.

Cost of Revenues

Our cost of revenues decreased by $2.5 million, or 25.5%, from $9.9 million during the six months ended June 30, 2024 to $7.4 million during the six months ended June 30, 2025, primarily attributable to the increasing field team attention and resources to a higher margin ride-hailing service and continued focus on profitability enhancing measures in our two-wheeled electric vehicle service. Efficiency initiatives, including the gradual decommissioning of our two-wheeled electric vehicle fleet introduced on the field in 2021 and a reduction in service vans and motorcycles, lowered both depreciation expense and rental vehicle maintenance and repair expenses.

Our depreciation expense decreased by $2.6 million, or 64.2%, from $4.0 million during the six months ended June 30, 2024, to $1.4 million for the six months ended June 30, 2025, primarily attributable to fully depreciated vehicles, despite remaining in use. Our rental vehicle maintenance and repair expenses decreased by $0.4 million, or 47.3%, from $0.9 million during the six months ended June 30, 2024, to $0.5 million for the six months ended June 30, 2025, as a result of the reduction of the number of service vans and motorcycles for field operations.

Gross Profit

Our gross profit increased by $8.4 million from $(1.5) million during the six months ended June 30, 2024 to $7.0 million during the six months ended June 30, 2025, primarily attributable to the monetization of our ride-hailing service, which began in October 2024, increasing field team attention and resources to a higher margin ride-hailing service, and continued focus on profitability enhancing measures in our two-wheeled electric vehicle service. As a result, our gross profit margin improved significantly, from (17.6)% in the six months ended June 30, 2024, to 48.6% in the six months ended June 30, 2025.

Research and Development

Our research and development expenses increased by $0.5 million, or 81.8%, from $0.6 million during the six months ended June 30, 2024 to $1.1 million during the six months ended June 30, 2025 primarily attributable to the increased size of our ride-hailing team focusing on new app redesign and software development.

General and Administrative

Our general and administrative expenses increased by $3.1 million, or 34.6%, from $9.1 million during the six months ended June 30, 2024 to $12.2 million during the six months ended June 30, 2025, primarily attributable to increased share-based compensation expense in personnel expenses. In the absence of share-based compensation expense, our general and administrative expenses increased by $0.9 million, or 13.5%, from $6.6 million during the six months ended June 30, 2024 to $7.5 million during the six months ended June 30, 2025, primarily attributable to the increased size of our ride-hailing team.

Our personnel expenses increased by $2.8 million, or 47.2%, from $5.8 million during the six months ended June 30, 2024 to $8.6 million during the six months ended June 30, 2025, primarily attributable to increased share-based compensation expense. In the absence of share-based compensation expense, our personnel expenses increased by $0.5 million, or 15.1%, from $3.3 million during the six months ended June 30, 2024 to $3.9 million during the six months ended June 30, 2025, driven by the increased size of our ride-hailing team.

Selling and Marketing

Our selling and marketing expenses decreased by $3.4 million, or 52.5%, from $6.5 million during the six months ended June 30, 2024 to $3.1 million during the six months ended June 30, 2025, primarily attributable to a reduction in social media expense and promotion expense, resulting from more targeted campaigns. Social media expense decreased by $1.8 million, or 84.0%, from $2.2 million during the six months ended June 30, 2024 to $0.3 million during the six months ended June 30, 2025. Promotion expense decreased by $1.2 million, or 93.0%, from $1.2 million during the six months ended June 30, 2024 to $0.1 million during the six months ended June 30, 2025. The majority of our selling and marketing expenses in each comparable period were attributable to online and offline marketing and direct rider and driver promotion activities for our ride-hailing services.

Financial Income (Expense), Net

Financial income (expense), net, increased by $3.1 million, or 84.7%, from $3.7 million expense during the six months ended June 30, 2024 to $6.7 million expense during the six months ended June 30, 2025, primarily attributable to increasing interest expense on financial liabilities and foreign exchange loss, net. Interest expense on financial liabilities increased by $1.9 million, or 47.4%, from $4.1 million during the six months ended June 30, 2024 to $6.0 million during the six months ended June 30, 2025. Foreign exchange loss, net increased by $0.8 million, or 695.3%, from $0.1 million during the six months ended June 30, 2024 to $0.9 million during the six months ended June 30, 2025.

Key Metrics and Non-GAAP Financial Measures

Our management reviews the following key business metrics and non-GAAP financial measures, including adjusted EBITDA, pre-depreciation contribution per ride, gross profit, and gross profit margin, to evaluate its business, measure its performance, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe that, in addition to conventional measures prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), certain investors and analysts use this information to evaluate the Company’s core operating and financial performance and its financial position. We believe these non-GAAP measures are useful to investors in evaluating our performance by providing an additional tool for investors to use in comparing our financial performance over multiple periods. Nevertheless our use of adjusted EBITDA, pre-depreciation contribution per ride, gross profit, and gross profit margin has limitations as an analytical tool, and you should not consider these measures in isolation or as a substitute for analysis of our financial results as reported under GAAP. Other companies may calculate similarly-titled non-GAAP financial measures differently than us, thereby limiting the usefulness of these non-GAAP financial measures as a comparative tool. Because of these and other limitations, you should consider our non-GAAP measures only as supplemental to other GAAP-based financial performance measures, including net loss and gross profit per ride.

	Six Months Ended June 30,
(in thousands, except as otherwise noted)	2025	2024
Operating Metrics:
Total Rides (in millions)	19.23	13.65
Total Unique Riders (in millions)	1.69	1.39
Rides per Unique Rider	11.4	9.8
Net Revenue per Ride	$0.74	$0.62
Gross Profit per Ride	$0.36	$(0.11)
Fleet Depreciation (in thousands)	$1,596	$4,176
Ride-hailing
Unique Ride-hailing Riders (in thousands)	2,280	1,101
Registered Ride-hailing Drivers (in thousands)	327	171
Two-wheeled electric vehicle
Average Daily Two-wheeled Electric Vehicles Deployed (in thousands)	25	35
Non-GAAP Financial Measures
Adjusted EBITDA (in thousands)(1)	$(5,955)	$(11,328)
Pre-Depreciation Contribution per Ride(1)	$0.44	$0.20
Gross Profit (in thousands)(1)	$6,959	$(1,478)
Gross Profit Margin (%)	48.6%	(17.6)%

(1)	Adjusted EBITDA, Pre-Depreciation Contribution per Ride, Gross Profit, and Gross Profit Margin include both ride-hailing and two-wheeled electric vehicle services.

Operating Metrics

●	Total Rides: This metric reflects the total number of rides that have taken place on our application during the relevant time period. We believe this is an important metric for management as it reflects the size of our business, including both the scale of our ride-hailing service and two-wheeled electric vehicle fleet which is available for use, as measured by average daily two-wheeled electric vehicles deployed. It is a similarly important metric for investors as it reflects total demand for our two services in light of our current ride-hailing drivers and two-wheeled electric vehicle fleet availability.

●	Total Unique Riders: This metric reflects the total number of unique riders who have completed at least one ride during the relevant time period using our ride-hailing services and two-wheeled electric vehicle fleet which is available for use, as measured by average daily two-wheeled electric vehicles deployed. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing and two-wheeled electric vehicle services.

●	Rides Per Unique Rider: The numerator of this metric is our total rides and the denominator is the total unique riders, both measured over a specific time period. We believe this is an important metric for management as it reflects both the penetration and utilization of our ride-hailing and two-wheeled electric vehicle services.

●	Net Revenue per Ride: The numerator of this metric is our net revenue and the denominator is the number of rides completed by our ride-hailing service, and two-wheeled electric vehicles service, both during a specific time period. Our net revenue is calculated as the gross revenue received by us from driver subscription packages and two-wheeled electric vehicle riders, less value added tax, and less promotional discounts, coupons, and refunds. We believe this is an important metric for management as, under our ride-hailing subscription package fee and two-wheeled electric vehicle starting fare and minute-based pricing model, it reflects both our pricing policy. The metric therefore enables management to change its pricing policy for both services as may be necessary, including to adjust subscription package fees, initiate new packages, incentivize shorter or longer ride durations for two-wheeled electric vehicles, to achieve a specific net revenue per ride figure. This is an important metric for investors because it enables investors to assess the appropriateness of our pricing policy in light of our consolidated cost structure.

●	Gross Profit per Ride: The numerator of this metric is our gross profit during a given time period. This is calculated as our pre-depreciation contribution (please see the metric below for the calculation of the pre-depreciation contribution), less depreciation during the given time period. Depreciation reflects the amount of the decline in the book value of the two-wheeled electric vehicles fleet during the given time period and does not include disposals or any other changes in book value. Gross profit is divided by the total number of rides completed by our ride-hailing service and two-wheeled electric vehicles during a given time period in order to reflect the gross profit per ride. We believe this is an important metric for management as it enables us to assess the per ride unit profitability of our services, including all of the revenue we earn and all of the costs we incur to deliver that service, excluding fixed costs. This also makes it an important metric for investors as it enables investors to assess the operating health of our two services and at what scale of rides we will be able to earn sufficient gross profit to cover our fixed costs.

●	Fleet Depreciation: This metric reflects the amount of the decline in the book value of our fleet over a given time period and does not include disposals or any other changes in book value. We believe this is an important metric for management as it reflects how much we would have to spend in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period in light of the amount of depreciation incurred during the given time period. This is also an important metric for investors as it reflects how much cash we would need to produce to maintain two-wheeled electric operations, either organically from operations or externally through funding, in order to maintain the remaining useful life of our two-wheeled electric vehicles fleet at the start of the given time period.

●	Unique Ride-hailing Riders: This metric reflects the total number of unique ride-hailing riders who have completed at least one ride using our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Unique Ride-hailing Riders are counted only once upon completing their first rides. We believe this is an important metric both for management and investors as it reflects the total demand for our ride-hailing services.

●	Registered Ride-hailing Drivers: This metric reflects the total number of registered ride-hailing drivers who have been onboarded for at least one of our car-hailing, motorcycle-hailing, or taxi-hailing services since we launched our ride-hailing service in October 2022. Registered Ride-hailing Drivers are counted only once upon completing the onboarding process. We believe this is an important metric for management as it reflects the scale of our available drivers available for riders to use. It is a similarly important metric for investors as it reflects the total supply for our ride-hailing service in light of our driver availability.

●	Average Daily Two-wheeled Electric Vehicles Deployed: This metric includes a vehicle that is available for rent, in use, or reserved for future use by a rider during at least one instance during the day as a deployed vehicle. The metric looks at the total number of deployed vehicles across each day of the year and takes the average of these daily figures as the average daily vehicles deployed. We believe this is an important metric for management as it increases or decreases in line with the total size of our fleet, while also reflecting the share of this fleet that is available for rent, in use, or reserved for future use on a daily basis. This metric excludes vehicles that are offline due to repair, maintenance or having run out of battery on the field. As such, this metric also reflects the operating efficiency of our repair and maintenance and battery swapping teams in making our fleet available for rent by riders. As these available vehicles represent vehicles that impact revenue for our business, it is an important metric for investors.

Non-GAAP Financial Measures and Reconciliations of Non-GAAP Financial Measures

Gross Profit: Gross profit is calculated by deducting cost of revenue from revenue. We believe gross profit provides investors with a clearer understanding of the profitability of our core services, excluding operating expenses not directly tied to generating revenue. Gross profit reflects the direct impact of our revenue growth, pricing structure, and cost of revenue management.

Gross Profit Margin: Gross profit margin is calculated as gross profit divided by revenue. We view gross profit margin as a key indicator of the efficiency of our operations and the scalability of our business model. Changes in gross profit margin demonstrate the effect of shifts in service mix, monetization strategies such as ride-hailing driver subscription packages, and operational cost improvements. Together with Adjusted EBITDA and pre-depreciation contribution per ride, gross profit margin allows management and investors to assess both the profitability of our revenue base and the sustainability of improvements in our unit economics.

Adjusted EBITDA: Adjusted EBITDA is calculated by adding depreciation, amortization, taxes, financial expenses (net of financial income) and one-time charges and non-cash adjustments, to net income (loss). The one-time charges and non-cash adjustments are mainly comprised of customs tax provision expenses resulting from the one-time amendment of customs duties and lawsuit provision expense which Marti did not consider the provision to be reflective of its normal cash operations.

Adjustments for customs tax provision expenses are not normal, recurring expenses because they result from a one-time amendment of our customs duties to reflect e-scooters imported in finished vehicle form under a single customs duty product code rather than as separate parts with their corresponding different customs duty product codes. While the then-applicable customs law did not specify in which form e-scooters had to be imported historically this law has now been revised to reflect the fact that e-scooters must be imported in finished vehicle form. We will therefore perform all of our imports as finished vehicles moving forward, and do not expect to perform any future amendments or incur the resulting customs tax provision expenses in the future. The one-time nature of the customs tax provision expense is further supported by the fact that it is exclusively related to the e-scooters imported.

The following table presents a reconciliation of Adjusted EBITDA to Net loss, which is the most directly comparable GAAP measure, for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2025	2024
Net loss	$(19,279)	$(21,869)
Depreciation and amortization	$1,796	$4,359
Financial income	$(233)	$(559)
Financial expense	$6,973	$4,209
Customs tax provision expense	$--	$33
Lawsuit provision expense	$57	$16
Share-based compensation expense	$4,730	$2,483
Adjusted EBITDA	$(5,955)	$(11,328)

Pre-Depreciation Contribution per Ride: Pre-depreciation contribution per ride is calculated by adding depreciation per ride to gross profit per ride. The numerator of this metric is our pre-depreciation contribution, which is calculated as our net revenue (please see the metric above for the calculation of our net revenue) less all variable costs, excluding depreciation, necessary to provide a ride for ride-hailing service and make two-wheeled electric vehicles available for rent on the field, during a given time period. Our variable costs include the field operations team, the operations service vans and motorcycles, the fuel consumed by field operations service vans and motorcycles, the repair and maintenance team, spare parts, charging station rent, electricity costs, customer service call center costs, operations control center costs, occupancy fees paid to municipalities, data costs for servers and the internet connectivity of our vehicles, payment processing costs, invoice costs, and other operating costs. Pre-depreciation contribution is divided by the total number of rides completed by our ride-hailing service and two-wheeled electric vehicles service during a given time period in order to reflect the pre-depreciation contribution per ride. We believe this is an important metric for management as it lets us assess the efficiency of our ride-hailing service and two-wheeled electric vehicle operations and repair and maintenance teams in servicing our two-wheeled electric vehicles on the field, distinct from the performance of our vehicle team in increasing the useful life of our vehicles off of the field as reflected by depreciation. The metric also lets us compute the number of rides after which we pay back the fully loaded cost of our vehicles, by dividing our fully loaded vehicle cost by our pre-depreciation contribution per ride. This makes it an important metric for investors to track our operating efficiency and unit economics.

The following table presents a reconciliation of pre-depreciation contribution per ride to gross profit per ride in our ride-hailing and two-wheeled electric vehicle services, which is the most directly comparable GAAP measure, for the periods indicated:

	Six Months Ended June 30,
	2025	2024
Gross profit per ride	$0.36	$(0.11)
Depreciation per ride	$(0.08)	$(0.31)
Pre-depreciation contribution per ride	$0.44	$0.20

Liquidity and Capital Resources

Our principal sources of liquidity have historically consisted of cash generated from operations, capital increases, and various forms of debt financing. Marti had $4.2 million in cash and cash equivalents as of June 30, 2025.

We incurred net losses and negative cash flows from operations since our inception. Our ability to fund working capital, make capital expenditures, and service our debt will depend on our ability to generate cash from operating activities, which is subject to our future operating success, and obtain financing on reasonable terms, which is subject to factors beyond our control, including general economic, political, and financial market conditions.

Until we can generate sufficient revenue to cover operating expenses, working capital and capital expenditures, we expect to fund cash needs primarily through a combination of equity and debt financing. If we raise funds by issuing equity securities, dilution to our then-existing shareholders may result. Any equity securities issued may also provide for rights, preferences or privileges senior to those of holders of our ordinary shares. If we raise funds by issuing debt securities, such debt securities may have rights, preferences or privileges senior to those of our preferred shareholders and holders of our ordinary shares.

The terms of our debt securities or borrowings could impose significant restrictions on our operations and our ability to undertake certain fundraising activities. The capital markets have in the past, and may in the future, experience periods of volatility and upheaval that could impact the availability and cost of equity and debt financing.

Sales of a substantial number of shares of our ordinary shares in the public market by securityholders, or the perception that those sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that such sales may have on the prevailing market price of our ordinary shares.

We have concluded that we have adequate resources and liquidity to meet our cash flow requirements for the next twelve months, and we believe that it is reasonable to apply the going concern basis as the underlying assumption for our unaudited interim condensed consolidated financial statements. This assessment includes knowledge of our subsequent financial position, the estimated economic outlook and identified risks and uncertainties in relation thereto. Furthermore, the review of our strategic plan and budget, including expected developments in liquidity were considered.

In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing to consummate such transactions. In the event that we require additional financing, we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition.

Cash Flows

The following table presents a summary of our unaudited interim condensed consolidated cash flows provided by (used in) operating, investing, and financing activities for the periods indicated:

	Six Months Ended June 30,
(in thousands)	2025	2024
Net cash used in operating activities	$(5,009)	$(10,484)
Net cash used in investing activities	$(478)	$(732)
Net cash provided by financing activities	$4,547	$757

Operating Activities

Our net cash used in operating activities was $5.0 million during the six months ended June 30, 2025, primarily consisting of operational losses resulting from the investments in growing the ride-hailing business and the two-wheeled electric vehicle operations. We will continue to focus on the growth of our ride-hailing business and operational efficiency in our two-wheeled electric vehicle business through 2025. We will evaluate the opportunity to expand our two-wheeled electric vehicle fleet no earlier than the summer of 2026.

Our net cash used in operating activities was $10.5 million during the six months ended June 30, 2024, primarily consisting of operational losses resulting from the investments in growing the ride-hailing business and two-wheeled electric vehicle operations.

Investing Activities

Our net cash used in investing activities was $0.5 million during the six months ended June 30, 2025, primarily consisting of purchase of property and equipment and purchase of treasury shares.

Our net cash used in investing activities was $0.7 million during the six months ended June 30, 2024, primarily consisting of purchase of intangible assets.

Financing Activities

Our net cash generated by financing activities was $4.5 million during the six months ended June 30, 2025, driven by the issuance of $8.4 million convertible notes, interest paid of $3.2 million, and the repayment of $0.8 million of term loans.

Our net cash generated by financing activities was $0.8 million for the six months ended June 30, 2024, driven by the issuance of $7.5 million convertible notes, the repayment of $2.7 million of term loans, and interest paid of $3.1 million.

Share Repurchase Program

In January 2024, our Board authorized a share repurchase program under which we may repurchase up to $2.5 million of our outstanding ordinary shares with a ceiling price of $6.00 per share for the share repurchases (as amended, the “Repurchase Program”). Under the Repurchase Program, we may repurchase ordinary shares in privately negotiated or open-market transactions in accordance with applicable securities laws and regulations, including Rule 10b-18 of the Securities Exchange Act of 1934, as amended. The Repurchase Program will terminate on October 9, 2025, but the Board may periodically review the Repurchase Program and decide to extend its terms or increase the authorized amount. The Repurchase Program may also be suspended or discontinued by the Board at any time.

PFG Credit Agreement

In January 2021, Marti Delaware entered into that certain Loan and Security Agreement with PFG, which was modified by that certain Joinder and Modification No. 1 to Loan and Security Agreement, dated as of November 24, 2021, that certain Consent, Waiver and Amendment Agreement, dated as of July 29, 2022 and the Waiver and Modification No. 2 to Loan and Security Agreement and Modification No. 2 to Annex D of the PFG Consent dated as of December 23, 2022 (as modified, the “Loan Agreement”).

The Loan Agreement provides for delayed draw term loans up to an aggregate amount of $20,000,000 at a fixed rate of 10.25% and is secured by substantially all of our assets. We make monthly principal and interest payments to PFG pursuant to the agreements. As of June 30, 2025, the outstanding balance of the loan was $890,949.

Pre-Fund Subscription Agreements

In connection with the execution of the Business Combination Agreement, we entered into the Pre-Fund Subscription Agreement. Pre-funded notes were classified under long-term financial liabilities account amounting to $19,274,415 became 2028 Convertible Notes (as defined below) as of the closing date of the business combination on July 10, 2023. In addition, the Company had net proceeds of $35,500,000 from private investment in public equity (“PIPE”) financing of 15% convertible senior notes due 2028 pursuant to an Indenture, dated July 10, 2023, between the Company and U.S. Bank Trust Company, National Association, as trustee (the “trustee”), as amended by that certain First Supplemental Indenture, dated April 17, 2025, between the Company and the trustee (the “2028 Convertible Notes”). As of June 30, 2025, the total amount of such 2028 Convertible Notes, which includes additional investment amounts from current and new subscribers, accrued interest, and incentive shares reduced from the convertible note liabilities, was $82,098,192. Of this amount, $79,300,049 was in-the-money at an exercise price of $1.65.

Callaway Commitment Letter

The Company and Callaway Capital Management LLC (“Callaway”), entered into a Commitment Letter, dated as of March 22, 2024, as amended by the certain Amendment to the Commitment Letter, dated as of September 19, 2024, and as further amended by Second Amendment to the Commitment Letter, dated December 21, 2024 (the “Commitment Letter”), evidencing Callaway’s commitment to complete certain subscription obligations as set forth therein.

Subscription Agreements to the 2028 Convertible Notes

On March 22, 2024, the Company and 405 MSTV I, L.P. (“MSTV”), as the subscribers party thereto further entered into a Convertible Notes Subscription Agreement, pursuant to which the subscriber subscribed for the 2028 Convertible Notes in an aggregate principal amount of $7,500,000 (the “March 2024 Subscription”). Between the period ranging from September 2024 through March 2025, the Company, Callaway, as a commitment party, and the subscribers party thereto, MSTV and New Holland Tactical Alpha Fund LP (“NHTAF”), further entered into various Subscription Agreements and amendments to existing Subscription Agreements, pursuant to which the subscribers thereto subscribed for the 2028 Convertible Notes and such subscriptions were in partial satisfaction of Callaway’s obligations under the Commitment Letter, which resulted in the Company issuing equity incentive shares to Callaway and the subscribers thereto pursuant to the terms under the Commitment Letter. In total, the subscriber parties subscribed in an aggregate principal amount of $14,875,750.

Subscription Agreements to the 2029 Convertible Notes

On April 16, 2025, the Company, Callaway, as a commitment party and a subscribing party, and the other subscribers party thereto, MSTV, NHTAF, Callaway and Farragut Square Global Master Fund, LP, entered into a Note Subscription Agreement (the “2025 Note Subscription Agreement”), pursuant to which the subscribers agreed to, from time to time, subscribe for the Company’s 12.50% Convertible Senior Secured Notes due 2029 (the “2029 Convertible Notes”) up to an aggregate principal amount of $23,000,000 on the terms set forth therein. As of June 30, 2025, the subscribers subscribed for an aggregate principal amount of $4,000,000 and the remaining amount of the 2029 Note Subscription Agreement was $19,000,000.

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements as of June 30, 2025.

Research and Development, Patents, and Licenses, etc.

Intellectual Property

Our intellectual property rights are valuable to our business. We have confidentiality procedures to protect our intellectual property rights, including but not limited to, non-disclosure agreements, intellectual property assignment agreements, and employee non-disclosures. We have an ongoing trademark registration program pursuant to which we register our brand name and logos in Türkiye and will expand to the other countries to the extent we determine appropriate.

As of June 30, 2025, we held 12 registered trademarks in Türkiye. In addition, we have registered domain names for websites that we use in our business, such as www.marti.tech and other variations. We also control our intellectual property through specific terms of use on our mobile application and website.

We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost-effective for our business. Despite our efforts to protect our intellectual property rights, they may not be respected in the future or may be invalidated, circumvented, or challenged. See “Risk Factors —Risks Related to Our Intellectual Property and Technology — We may face intellectual property rights claims and other litigation that are expensive to defend, and if resolved unfavorably, could significantly impact us and our shareholders.” and “— If we are unable to protect our intellectual property, the value of our brand and other intangible assets may be compromised, adversely impacting our business.” in our Annual Report for additional information.

Critical Accounting Estimates

The preparation of unaudited interim condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the unaudited interim condensed consolidated financial statements, the reported amounts of revenues and expenses during the reporting period, and the disclosure of contingent assets and liabilities at the date of the unaudited interim condensed consolidated financial statements.

Significant items subject to estimates and assumptions include those related to useful lives of property and equipment, including electric moped, electric bikes and electric scooters, legal contingencies, valuation allowance for deferred income taxes, determination of contract term of rental building and vehicle related to right of use assets and the valuation of share-based compensation. Actual results could differ from those estimates.

We based our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Due to the inherent uncertainty involved in making these estimates, actual results reported in future periods could differ from our estimates.

We believe that the following critical accounting policies reflect the more significant judgments, estimates, and assumptions used in the preparation of our unaudited interim condensed consolidated financial statements. For additional information, see the disclosure included in “Note 3 — Summary of Significant Accounting Policies” in the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Revenue Recognition

For the six months ended June 30, 2025, we recognized revenue from driver subscription packages, which we account for pursuant to ASC 606, Revenue from Contracts with Customers. For the six months ended June 30, 2025 and 2024, we recognized revenue from rides taken by individual users of the Marti App as part of our rental business, which we account for pursuant to ASC 842, Leases. Sales taxes, including value added taxes, are excluded from reported revenue.

Driver Subscription Package

In October 2024, we launched driver subscription packages that offer subscribers a combination of ride-hailing rides, the right to receive ride requests for ride-hailing drivers.

To use the service, drivers contract with us by accepting the Marti User Agreement (“MuA”). Under the MuA, drivers agree to pay a subscription fee to access ride requests. The driver subscription package prices are dynamically adjusted based on real-time ride demand directed to drivers by Marti.

Drivers pay for one of the available subscription packages over their desired period of use using a valid credit card, prepaid card, and/or from their preloaded wallet balances. We recognize revenue from driver subscriptions ratably over the subscription period in accordance with ASC 606, Revenue from Contracts with Customers. Any discounts, incentives, or promotional credits provided to drivers are recorded as reductions to revenue in the period they are applied.

Rental

Our technology platform enables users to participate in our Rental program. To use a vehicle, the user contracts with us via acceptance of the Marti User Agreement (“MuA”). Under the MuA, users agree that we retain the applicable fee as consideration for the renting of our vehicles.

Riders pay on a per-ride basis with a valid credit card or prepaid card and/or from the preloaded wallet balances. The user must use the Marti App to rent the vehicles and must end the ride on the Marti App to conclude the trip. Our performance obligation is to provide access to the vehicles over the user’s desired period of use. The transaction price of each ride is generally determined based upon the period of use and a predetermined rate per minute agreed to by the user prior to renting the vehicle. We account for these revenues as operating lease revenue pursuant to ASC 842, Leases, and records revenue upon completion of each ride. We treat any credit, coupon, or rider incentive as a reduction to the revenue for the ride in the period to which it relates. When customers fund a preloaded wallet balance, the revenue is deferred until rides are actually taken by the user for the corresponding amounts.

We may also issue, at our sole discretion, credits to customers for future rides issued as promotional codes. The value of those credits is recorded as reduction of revenues when the credits are used by customers. Customer credits are not material to our operations.

Share-Based Compensation

Share-based compensation expense is allocated to general and administrative expenses.

We periodically granted share-based awards, including but not limited to, restricted ordinary shares, restricted share units and share options to eligible employees, consultants and directors.

Share-based awards granted to employees and directors are measured at the grant date fair value of the awards, and are recognized as compensation expense using the straight-line method over the requisite service period, which is generally the vesting period. Forfeitures are accounted for when they occur.

A change in any of the terms or conditions of share-based awards is accounted for as a modification of the awards. We calculated incremental compensation cost of a modification as the excess of the fair value of the modified awards over the fair value of the original awards immediately before its terms are modified at the modification date. For vested awards, we recognized incremental compensation cost in the period the modification occurs. For awards not being fully vested, we recognized the sum of the incremental compensation cost and the remaining unrecognized compensation cost for the original awards over the remaining requisite service period after modification.

Property and Equipment

Property and equipment consist of equipment, furniture and fixtures, and rental electric scooters, electric bikes, and electric mopeds. Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using a straight-line method over the estimated useful life of the related asset.

Depreciation for property and equipment commences once they are ready for their intended use. Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the unaudited interim condensed consolidated balance sheet and any resulting gain or loss is reflected in the unaudited interim condensed consolidated statement of operations in the period realized.

The table below, shows the useful lives for the depreciation calculation using the straight-line method:

Rental electric scooters	2 – 3 years
Rental electric bikes	2 – 3 years
Rental electric mopeds	3 – 4 years
Furniture and fixtures	7 years
Leasehold improvements	1 – 5 years

Recent Accounting Pronouncements

For a discussion of recently issued accounting standards, see “Note 3 — Summary of Significant Accounting Policies — Recently issued accounting standards” to the notes to our unaudited interim condensed consolidated financial statements included in our Interim Report.

Emerging Growth Company Accounting Election

Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. We are an “emerging growth company” as defined in Section 2(A) of the Securities Act, as amended, and have elected to take advantage of the benefits of this extended transition period.

We expect to continue to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public business entities and non-public business entities until the earlier of the date we (a) are no longer an emerging growth company or (b) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. This may make it difficult or impossible to compare our financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

In addition, we intend to continue to rely on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an emerging growth company, we intend to rely on such exemptions, we are not required to, among other things: (a) provide an auditor’s attestation report on our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act: (b) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act; (c) comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis); and (d) disclose certain executive compensation-related items such as the correlation between executive compensation and performance and comparisons of the Chief Executive Officer’s compensation to median employee compensation.

We will remain an emerging growth company under the JOBS Act until the earliest of (a) the last day of our first fiscal year following the fifth anniversary of our initial public offering, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years.